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
INTERNATIONAL BANK FOR RECONSTRUCTION     1818 H Street N.W.       (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                           Washington, D.C. 20433   Cable Address:  INTBAFRAD
                                          U.S.A.

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                                                      FILE NO. 1-3431
                                                      REGULATION BW
                                                      RULE 3



                                                      November 13, 2002


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         Attached please find a Report dated November 13, 2002 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 15,000,000 Callable Variable Interest Rate Range Notes due November 7, 2014, issued under the Bank's Global Debt Issuance Facility.

                                                      Sincerely yours,

                                                      /s/ J. Clifford Frazier

                                                      J. Clifford Frazier
                                                      Acting Chief Counsel,
                                                      Finance



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